

July 19, 2010

Curtis W. Mewbourne
President and Director
Mewbourne Development Corporation
3901 South Broadway
Tyler, Texas 75701

> **Re:** **Mewbourne Energy Partners 09-A, L.P.**
> **Registration Statement on Form 10**
> **Filed April 30, 2010**
> **File No. 0-53959**

Dear Mr. Mewbourne:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director